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                           November 7, 2022

       Donald T. Robinson
       President and Chief Financial Officer
       MVB Financial Corp
       301 Virginia Avenue
       Fairmont, WV 26554

                                                        Re: MVB Financial Corp
                                                            Registration
Statement on Form S-4
                                                            Filed November 1,
2022
                                                            File No. 333-268098

       Dear Donald T. Robinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please Jessica
Livingston contact at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Jim Barresi